November 16, 2006

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

Washington, D.C.  20549

RE:          iMergent, Inc.

Form 8-K Furnished on September 7, 2006

File No. 001-32277

Your letter dated November 3, 2006

Dear Mr. Skinner:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 3, 2006 relating to iMergent, Inc.’s (the “Company’s”) Form 8-K furnished on September 7, 2006 (the “Form 8-K”).

In this letter, we have recited the comments from the Staff in bold type and have followed the comments with the Company’s responses.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 8-K.

Form 8-K Furnished September 7, 2006

1.                                      We have read your response to prior comment number 1 concerning the non-GAAP operating statement columnar format.  We continue to have the concerns previously expressed over how investors might view that information due to the format in which it has been presented.  Consequently, we believe it should be removed.

Although we continue to believe that the non-GAAP operating statement columnar format appearing in our earnings release provides useful, meaningful, and comparative information which is essential to the understanding of the operations of our business, we will comply with the Staff’s request to remove such non-GAAP operating statement columnar format from future earnings releases.  Please refer to our most recent Form 8-K furnished on November 7, 2006.

2.                                       We have read your response to prior comment number 2 and note that you did not address Question 8 of the Frequently Asked Questions (FAQ).  As your use of contract bookings has the effect of including and excluding certain recurring amounts, we believe that you must meet the burden of demonstrating its usefulness to investors through your disclosures.  Please demonstrate to us why referring to contract bookings as “revenue” throughout your non-GAAP presentation is useful by addressing, in detail, each of the items in Question 8.  In addition, explain why you believe it is appropriate to consider contract bookings as non-GAAP “revenue” considering that it bears so little relationship to your actual revenue and actually could be viewed as closer to a projection than a historical revenue measure.  We may have further comment.

Please also refer to our response to comment number 1.  Consequently, our presentation will not refer to net dollar volume of contracts written (“contract bookings”) as non-GAAP “revenue”.

Question 8 of the FAQ provides additional guidance when providing non-GAAP financial measures that have the effect of eliminating or including “recurring” items.  Inclusion of such a measure may be misleading absent the following disclosure:

•                  The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

The manner in which management uses the non-GAAP measure to conduct or evaluate our business is disclosed in our most recent Form 8-K furnished on November 7, 2006 as follows:

“Management uses this non-GAAP metric to evaluate the profitability of the Company’s operations because net dollar volume of contracts written is the primary factor that influences cost of revenue and selling and marketing expenses, which are typically recognized at the time the contract is written but no later than the expiration of the customer’s three-day cancellation period.  Consequently, management measures the Company’s operating performance and sets its future operating budgets based upon the net dollar volume of contracts written during the period.”

•                  The economic substance behind management’s decision to use such a measure;

The economic substance behind management’s decision to use such a measure is disclosed in our most recent Form 8-K furnished on November 7, 2006 as follows:

“Because of the changes in the Company’s revenue recognition policies resulting from the change in business model noted above and due to the Company’s growth, management believes that the net dollar volume of contracts written is a consistent and relevant metric to understand the operations of the Company…Management uses this non-GAAP metric to evaluate the profitability of the Company’s operations because net dollar volume of contracts written is the primary factor that influences cost of revenue and selling and marketing expenses, which are typically recognized at the time the contract is written but no later than the expiration of the customer’s three-day cancellation period.”

•                  The material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

The material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure are disclosed in our most recent Form 8-K furnished on November 7, 2006 as follows:

“Net dollar volume of contracts written is not equivalent to revenue recognized in accordance with US GAAP.  This non-GAAP metric represents cash contracts written plus estimates of future cash collections on financed contracts, net of estimated customer returns.  In contrast, revenue recognized in accordance with US GAAP represents cash contracts written net of estimated customer returns plus actual cash collections on financed contracts.  Actual collections on financed contracts and customer returns may differ materially from original estimates.”

•                  The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

To compensate for the limitations when using the non-GAAP financial measure, management has explained the difference between revenue recognized under US GAAP and the non-GAAP measure.  The difference between the GAAP and non-GAAP measure is the estimation and timing of collections on extended payment term arrangements.  Additionally, to compensate for this limitation, management uses estimates of future collections on financed contracts based upon several years of experience with the financing arrangements and products and services offered to our customers.  Consequently, the manner in which management compensates for these limitations when using the non-GAAP financial measure is disclosed in our most recent Form 8-K furnished on November 7, 2006 as follows:

“Net dollar volume of contracts written is not equivalent to revenue recognized in accordance with US GAAP.  This non-GAAP metric represents cash contracts written plus estimates of future cash collections on financed contracts, net of estimated customer returns.  In contrast, revenue recognized in accordance with US GAAP represents cash contracts written net of estimated customer returns plus actual cash collections on financed contracts.  Actual collections on financed contracts and customer returns may differ materially from original estimates.  However, the Company has several years of experience with the financing arrangements and products and services offered to its customers.  Consequently, management believes it has a reasonable basis for its estimates.”

•                  The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors is disclosed in our most recent Form 8-K furnished on November 7, 2006 as follows:

“Because of the changes in the Company’s revenue recognition policies resulting from the change in business model noted above and due to the Company’s growth, management believes that the net dollar volume of contracts written is a consistent and relevant metric to understand the operations of the Company.  Net dollar volume of contracts written represents the gross dollar amount of contracts executed during the period less estimates for bad debts, discounts incurred on sales of trade receivables (financial discounts), and estimates for customer returns.  Management uses this non-GAAP metric to evaluate the profitability of the Company’s operations because net dollar volume of contracts written is the primary factor that influences cost of revenue and selling and marketing expenses, which are typically recognized at the time the contract is written but no later than the expiration of the customer’s three-day cancellation period.  Consequently, management measures the Company’s operating performance and sets its future operating budgets based upon the net dollar volume of contracts written during the period.”

For the reasons explained above, we believe the non-GAAP financial measures included in our most recent Form 8-K furnished on November 7, 2006 provides useful information to investors.  We also believe that the inclusion of the non-GAAP financial measures is not misleading as a result of the disclosures included in the Form 8-K furnished on November 7, 2006 which we believe are in accordance with Question 8 of the FAQ.

You may contact me at (801) 431-4522 if you have any questions regarding these responses to your comments.

Very truly yours,

/s/ Robert Lewis

Robert Lewis

Chief Financial Officer

iMergent, Inc.